EXHIBIT 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

Tekmira Pharmaceuticals Corporation (the “Company”)

100 - 8900 Glenlyon Parkway

Glenlyon Business Park

Burnaby, B.C.

V5J 5J8

2.	Date of Material Change:

November 12, 2012

3.	News Release:

The news release announcing the material change disclosed in this material change report was issued by the Company on November 12, 2012. The news release was distributed via Globe Newswire.

4.	Summary of Material Change:

On November 12, 2012, the Company entered into a settlement agreement with Alnylam Pharmaceuticals, Inc. that resolves all litigation between the companies, and has signed a new licensing agreement that restructures the relationship and provides clarity on all intellectual property and licensing issues between the companies. The Company and AlCana Technologies, Inc. have also agreed to settle all ongoing litigation between the parties.

5.	Full description of Material Change:

On November 12, 2012, the Company entered into a settlement agreement with Alnylam Pharmaceuticals, Inc. that resolves all litigation between the companies, and has signed a new licensing agreement that restructures the relationship and provides clarity on all intellectual property and licensing issues between the companies. As a result of the restructuring and new agreements, the Company will receive $65 million within 10 days and is eligible to receive $10 million in near-term milestone payments expected to be received in 2013.

As part of this settlement and restructuring, all previous agreements between the companies are terminated and a new license agreement has been established that provides clear terms outlining the Company’s LNP intellectual property. Under the terms of the new license agreement:

•

Alnylam will transfer all agreed-upon patents and patent applications related to LNP technology for the systemic delivery of RNAi therapeutic products, including the MC3 lipid family, to the Company, who will own and control prosecution of this intellectual property portfolio. The Company is the only company able to sublicense LNP intellectual property in future platform-type relationships.

•

the Company will receive a total of $65 million in cash payments within 10 days. This includes $30 million associated with the termination of the manufacturing agreement and $35 million associated with the termination of the previous license agreements, as well as a modification of the milestone and royalty schedules associated with Alnylam’s ALN-VSP, ALN-PCS, and ALNTTR02 programs.

•

the Company is also eligible to receive an additional $10 million in near-term milestones, comprised of a $5 million payment upon ALN-TTR02 entering a pivotal trial and a $5 million payment related to initiation of clinical trials for ALN-VSP in China. Both near-term milestones are expected to occur in 2013.

•

Alnylam no longer has “opt-in” rights to the Company’s lead oncology product, TKM-PLK1; the Company now holds all development and commercialization rights related TKM-PLK1, which is expected to enter Phase 2 clinical trials in 2013.

•

In addition to its eight existing InterfeRx licenses, the Company will receive five additional nonexclusive licenses to develop and commercialize RNAi therapeutics based on Alnylam’s siRNA payload technology. The Company will pay Alnylam milestones and royalties for these products.

•

Alnylam has a license to use the Company’s intellectual property to develop and commercialize products, including ALN-TTR02, ALN-VSP, ALN-PCS, and other LNP-enabled products. Alnylam has rights to sublicense the Company’s LNP technology if it is part of a product sublicense. The Company remains eligible for milestone and royalty payments as Alnylam’s LNP-enabled products are developed and commercialized.

Alnylam and the Company have agreed to settle all ongoing litigation between the parties. The parties have also agreed to a resolution of the interference proceeding related to Alnylam-owned US Patent No. 7,718,629 directed to an siRNA component in ALN-VSP. Finally, the parties have agreed to a covenant not to sue on matters related to the current dispute in the future, which includes liquidated damages to be paid if the covenant is breached, and have also agreed to resolve any future disputes that might arise over the next three years with binding arbitration.

The Company and AlCana Technologies, Inc. have also agreed to settle all ongoing litigation between the parties. The Company expects to enter into a cross license agreement with AlCana which will include milestone and royalty payments, and AlCana has agreed not to compete in the RNAi field for five years.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Ian Mortimer

Executive Vice-President and Chief Financial Officer

100-8900 Glenlyon Parkway

Glenlyon Business Park

Burnaby, B.C. V5J 5J8

Telephone: (604) 419-3200

9.	Date of Report:

November 22, 2012